Exhibit 99.2

INTERIM FINANCIAL REPORT

First Half 2020

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad Oncology publishes its Interim Financial Report in French. Celyad Oncology has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Table of Contents
Forward-looking statements		3

1.	INTERIM MANAGEMENT REPORT	4
1.1	Management’s discussion and analysis of financial condition and results of operations	4
1.2	Risks and uncertainties	8

2.	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - Six months ended June 30, 2020	10
2.1	Interim consolidated statement of financial position	10
2.2	Interim consolidated statement of comprehensive income	11
2.3	Interim consolidated statement of changes in equity	12
2.4	Interim consolidated statement of cash flows	13
2.5	Notes to the unaudited condensed consolidated interim financial statements - Six months ended June 30, 2020	14
2.5.1	General information	14
2.5.2	Basis of preparation and significant accounting policies	14
2.5.3	Segment reporting	15
2.5.4	Off-Balance Sheet Commitments	16
2.5.5	Capital Expenditures	16
2.5.6	Results of operations	16
2.5.7	Liquidity and capital resources	18
2.5.8	Goodwill and Intangible assets	19
2.5.9	Trade and Other receivables	20
2.5.10	Short-term investments and Cash and Cash equivalents	20
2.5.11	Capital and share premium	21
2.5.12	Recoverable Cash Advances	21
2.5.13	Trade payables and other current liabilities	21
2.5.14	Financial instruments fair value disclosures	22
2.5.15	Leases	23
2.5.16	Related party transactions	24
2.5.17	Subsequent events	24

3.	RESPONSIBILITY STATEMENT	25

Financial Calendar & Celyad Oncology contact details		26

Celyad Oncology SA

Forward-looking statements

This report may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include statements regarding: the timing of the expansion cohort of Phase 1 alloSHRINK trial, the timing of the Phase 1 dose-escalation trial for CYAD-211 , the expected receipt of clinical data from the autologous r/r AML and MDS franchise, the expected receipt of clinical data from the CYCLE-1 year-end 2020, the sufficiency of Celyad Oncology’s cash position to fund operations into the third quarter of 2021, the safety and clinical activity of Celyad Oncology’s pipelines and financial condition, results of operation and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the expected date of the Phase 1 trial initiation by year-end 2020, our development of additional shRNA-based allogenic candidates from our CYAD-200 series towards clinical trial, and the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology SA

1. INTERIM MANAGEMENT REPORT

1.1 Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad Oncology SA’s (Celyad Oncology’s, the Company’s or the Group’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in the Company’s 2019 Annual Report available on the Company’s website.

All amounts included herein with respect to the six-month periods ended June 30, 2020 and 2019 are derived from the Company’s interim condensed consolidated financial statements. The consolidated financial statements for the six months’ period ended June 30, 2020 and 2019 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. The Company makes such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if its results of operations, financial condition and liquidity, and the development of the industry in which the Company operates are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. The Company cautions readers not to place undue reliance on any forward-looking statements made by the Company, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this Interim Financial Report. The Company disclaims any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a diversified pipeline of allogeneic and autologous CAR T cell therapy candidates for cancer patients with hematological malignancies and solid tumors.

The Company’s lead allogeneic candidate CYAD-101 is an NKG2D receptor-based CAR T, which incorporates its non-gene edited allogeneic T cell receptor Inhibitory Molecule (TIM) technology, for the treatment of refractory metastatic colorectal cancer (mCRC). The Company is also developing a short hairpin RNA (shRNA)-based non-gene edited allogeneic CAR T candidate CYAD-211, a B cell maturation antigen (BCMA) receptor CAR T for the treatment of relapsed or refractory multiple myeloma (r/r MM). The Company’s autologous CAR T franchise is evaluating its NKG2D receptor-based CAR T candidates CYAD-01 and next-generation CYAD-02 for the treatment of relapsed or refractory acute myeloid leukemia (r/r AML) and myelodysplastic syndromes (MDS). Celyad Oncology’s headquarters and clinical manufacturing facility are located in Mont-Saint-Guibert, Belgium.

CYAD-101 is currently being investigated in the Phase 1 alloSHRINK trial for the treatment of advanced mCRC. To date, a total of 15 patients with r/r mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies have been enrolled in the dose-escalation Phase 1 trial evaluating three consecutive dose levels of CYAD-101 administered concurrently with FOLFOX chemotherapy.

An Investigational New Drug (IND) application for CYAD-211, the Company’s first-in-class shRNA-based allogeneic CAR T candidate, for the treatment of r/r MM was submitted to the U.S. Food and Drug Administration (FDA) in June 2020. In July 2020, the IND application went into effect and the Phase 1 dose-escalation trial evaluating CYAD-211 in r/r MM patients is expected to begin by year-end 2020.

With respect to the company’s r/r AML and MDS franchise, CYAD-01 is currently being investigated under different conditions in two Phase 1 clinical trials including the THINK trial which is evaluating CYAD-01 without preconditioning chemotherapy, and the DEPLETHINK trial which is evaluating CYAD-01 following the preconditioning chemotherapy regimen of cyclophosphamide and fludarabine, or CyFlu. CYAD-01 has also been evaluated for the treatment of mCRC in the THINK (with or without CyFlu preconditioning chemotherapy) and SHRINK (concurrently administered with FOLFOX) Phase 1 trials.

Celyad Oncology SA

For further details on the Company’s clinical development strategy, reference is made to its product pipeline described on its website (https://celyad.com/our-pipeline/).

Second Quarter 2020 and Recent Business Highlights

•	Seasoned industry executives Dr. Maria Koehler and Mr. Dominic Piscitelli were appointed as independent members to its Board of Directors, effective as of March 24, 2020 and May 6, 2020, respectively.

•

At the American Society of Oncology (ASCO) Virtual Scientific Program, the Company announced updates from its allogeneic programs, including additional data from the Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of mCRC and its shRNA platform underpinning the next-generation, non-gene edited CYAD-200 series of CAR-T candidates.

•

In June 2020, the Company announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.

•	The Company also announced that the FDA accepted the IND application for CYAD-211 and permitted it to go into effect for the treatment of r/r MM in July 2020.

Pipeline Updates

CYAD-101 – Allogeneic NKG2D-based CAR-T

Celyad Oncology’s first-in-class, non-gene edited clinical candidate CYAD-101 continues to advance in the alloSHRINK Phase 1 trial. During the ASCO Virtual Program, the Company presented additional data from the ongoing alloSHRINK trial assessing safety and clinical activity of CYAD-101 administered following FOLFOX chemotherapy in patients with advanced mCRC. Preliminary results from the trial showed that the treatment with CYAD-101 following FOLFOX preconditioning chemotherapy was well-tolerated, with no clinical evidence of Graft-versus-Host Disease (GvHD) observed following 44 infusions of CYAD-101. The Company believes these data continue to support the ability of the company’s novel inhibitory peptide TIM to reduce signaling of the TCR complex through a non-gene edited approach. In addition, encouraging anti-tumor activity was observed in the trial with two patients who achieved a confirmed partial response (PR), according to RECIST 1.1 criteria, and nine patients who achieved stable disease (SD). A planned expansion cohort of alloSHRINK trial will evaluate CYAD-101 following FOLFIRI preconditioning chemotherapy in refractory mCRC patients, at the recommended dose of one billion cells per infusion. The enrollment in the expansion cohort of the trial is expected to begin during the fourth quarter of 2020.

CYAD-211 – Allogeneic shRNA-based, BCMA CAR-T for r/r MM

CYAD-211 is the lead program from the Company’s CYAD-200 series of proprietary non-gene edited allogeneic short hairpin (shRNA)-based CAR-T candidates. CYAD-211 is engineered to co-express a BCMA-targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3z component of the T-cell receptor (TCR) complex. The planned Phase 1 trial evaluating CYAD-211 for the treatment of r/r MM is expected to begin by year-end 2020.

CYAD-01 – Autologous NKG2D CAR-T for r/r AML and MDS

The Company’s first-in-class NKG2D CAR T clinical candidate CYAD-01 continues to advance in Phase 1 development for the treatment of patients with r/r AML and MDS. Enrollment in the Phase 1 THINK [and DEPLETHINK] trials is ongoing. The Company continues to expect to announce preliminary data from CYAD-01 produced with the OptimAb manufacturing process, including the expansion cohort of the Phase 1 THINK trial and the dose-escalation Phase 1 DEPLETHINK trial during the second half of 2020.

CYAD-02 – Autologous NKG2D CAR-T for r/r AML and MDS

In January 2020, the Company announced the first patient was dosed in the Phase 1 dose-escalation CYCLE-1 trial evaluating CYAD-02 for the treatment of r/r AML and MDS. In July, the Company began recruitment in the third dose cohort of the trial. The CYCLE-1 trial is assessing the safety and clinical activity of a single infusion of CYAD-02 produced with the OptimAb manufacturing process following preconditioning chemotherapy with cyclophosphamide and fludarabine. Preliminary data from the Phase 1 CYCLE-1 trial are expected by year-end 2020.

Celyad Oncology SA

Upcoming Milestones

•	Begin enrollment in the expansion segment of the Phase 1 alloSHRINK trial evaluating CYAD-101 in metastatic colorectal cancer during the fourth quarter of 2020

•

Report additional data from the CYAD-01 program in relapsed/refractory acute myeloid leukemia: the dose-expansion segment of the Phase 1 THINK trial and the dose-escalation Phase 1 DEPLETHINK trial evaluating CYAD-01 during the second half of 2020

•	Report preliminary data from the dose-escalation Phase 1 CYCLE-1 trial evaluating CYAD-02 in relapsed/refractory acute myeloid leukemia by year-end 2020

•	Initiate the dose-escalation Phase 1 trial evaluating CYAD-211 in relapsed/refractory multiple myeloma by year-end quarter 2020

First Half 2020 Financial Results

Key financial figures for half year 2020, compared with half year 2019, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2020	Half Year 30 June 2019	Full Year 31 December 2019

Revenue	—	—	—

Research and development expenses	(11.1)	(12.7)	(25.2)

General and administrative expenses	(4.8)	(4.5)	(9.1)

Other income/(expenses)	(0.6)	1.3	(5.4)

Operating loss	(16.6)	(15.9)	(28.9)

Loss for the period/year	(16.6)	(16.0)	(28.6)

Net cash used in operations	(14.6)	(16.1)	(28.2)

Treasury position[1]	26.7	33.7	39.3

The Company’s license and collaboration agreements generated nominal revenue in the first half of 2020 similar to first half 2019.

Research and Development expenses were €11.1 million for the first half of 2020, compared to €12.7 million for the first half of 2019. The €1.6 million decrease was primarily driven by lower preclinical and process development expenses and decreased clinical costs associated with the autologous r/r AML and MDS franchise.

General and Administrative expenses were €4.8 million for the first half of 2020, compared to €4.5 million for the first half of 2019. The difference of €0.3 million was primarily due to increased insurance costs for the period.

The Company’s other income/other expenses mainly include non-cash expenses relating to contingent consideration liability reassessment required by International Financial Reporting Standards (IFRS), with the liability associated with the advancement in the Company’s NKG2D-based CAR T candidates. Overall, the Company posted a €0.6 million in net other expenses for the first half of 2020 compared to a net other income of €1.3 million for the first half of 2019. The net other loss for the first half of 2020 is primarily due to the fair value adjustment related to a €2.4 million expense on the contingent consideration and other financial liabilities partially compensated by additional grant income from the Walloon Region of €1.6 million during the period.

Net loss was €16.6 million, or €(1.19) per share, for the first half of 2020 compared to a net loss of €16.0 million, or €(1.34) per share, for the same period of 2019. The increase in net loss between periods was primarily due to the decrease in net other income.

[1]

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

Celyad Oncology SA

Net cash used in operations, which excludes non-cash effects, was €14.6 million for the first hal of 2020 compared to €16.1 million for the first half 2019. The difference was driven primarily by a decrease in spend associated with Research and Development as described above.

As of June 30, 2020, Celyad Oncology had a treasury postion of approximately €26.7 million ($30.0 million). The Company expects that the existing treasury position will be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the third quarter of 2021.

Operating Capital Requirements

After due consideration of detailed budgets and cash flow forecasts for the years 2020 and 2021, the Board of Directors concluded on the business continuity of the Company over at least the next 12 months from balance sheet date, and hence on the appropriateness to prepare the financial statements on a going concern basis. The Company confirms its previous guidance that its current treasury position should be sufficient to fund operating and capital expenditure requirements, based on the current scope of activities, into the third quarter 2021. The Company has based the latest estimate on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than the Company currently expects. In any event, the Company will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and commercialize its product candidates.

COVID-19 Update

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this Interim Financial Report, Belgium, where the Company operates, continues to be impacted by temporary closures. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Company.

With COVID-19 continuing to spread in the United States and Europe, the business operations of the Company could be delayed or interrupted, particularly if a large portion of its employees become ill. COVID-19 may also affect employees of third-party organizations located in affected geographies that the Company relies upon to carry out its clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at its third-party suppliers, which could result in delays or disruptions in the supply of drug product used in its clinical trials. In addition, the Company is taking temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect the Company’s business.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics such as COVID-19. For example, many of the Company’s clinical trial sites are located in regions currently being afflicted by COVID-19. Some factors from the COVID-19 outbreak that the Company believes will adversely affect enrollment in its trials at least on a temporary basis include:

◾

the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as Company’s clinical trial investigators, hospitals serving as its clinical trial sites and hospital staff supporting the conduct of its clinical trials;

◾	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

◾	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in the Company’s trials; and

◾	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

To date, COVID-19 has had no impact on the Company’s financial statements and corporate cash flow, and the Company expects that its existing treasury position will be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into third quarter 2021.

As previously disclosed, the coronavirus pandemic has led to enrollment delays in the Company’s Phase 1 clinical trials within its relapsed/refractory acute myeloid leukemia and myelodysplastic syndromes program. Principally, for several weeks between March and April 2020, the Company experienced a delay in enrollment in the CYAD-01 THINK and DEPLETHINK trials as multiple clinical trial sites, both in Belgium and the United States, paused activities associated with new patient enrollment to prioritize resources to patients with COVID-19. By the end of the second quarter, recruitment in

Celyad Oncology SA

the CYAD-01 THINK and DEPLETHINK trials had recovered and overall in the second quarter, six patients were enrolled in the CYAD-01 program across both trials. In comparison, enrollment in the CYAD-02 CYCLE-1 dose-escalation trial was less affected by the coronavirus pandemic, partially due to the staggered enrollment associated with the trial. Overall, three patients were enrolled in the CYAD-02 CYCLE-1 trial during the second quarter. The Company remains on track to provide a clinical update on the relapsed/refractory acute myeloid leukemia and myelodysplastic syndromes franchise, including data from both CYAD-01 and CYAD-02, during the second half of 2020.

Operations and timelines associated with the Company’s allogeneic programs, CYAD-101 and CYAD-211, have been insignificantly impacted by the coronavirus pandemic given activities over the first half of 2020 were primarily focused on non-clinical workstreams, including the technology transfer of CYAD-101 into its manufacturing facility in Mont-Saint-Guibert, Belgium and the submission of the Investigational New Drug (IND) application for CYAD-211. The Company is currently finalizing the technology transfer of CYAD-101 into its manufacturing facility and a chemistry, manufacturing, and control (CMC) amendment associated with the production of clinical CYAD-101 cells to be used in the planned expansion segment of the alloSHRINK trial evaluating CYAD-101 for the treatment of metastatic colorectal cancer is expected to filed by the end of the third quarter of 2020. In addition, in July 2020, the Company announced that the IND application for CYAD-211 is in effect with the U.S. Food and Drug Administration (FDA), and the Company plans to proceed to begin enrollment in the CYAD-211 Phase 1 dose-escalation trial by year-end 2020.

The Company is continuing to monitor the impact of COVID-19 on both its clinical and non-clinical planned milestones for its CAR T programs and will adjust these timelines accordingly as the pandemic continues to evolve.

In light of the outbreak of the novel coronavirus, COVID-19, the Company has implemented strong measures to help prevent the spread of the virus and protect its employees. In addition, the Company has put into practice its business continuity plan to minimize the impact on the Company’s operations. In mid-March, the Company implemented a work-from-home policy for all employees whose job function can be accomplished remotely. For critical work, particularly for cell therapy manufacturing processes, the Company has instituted the establishment of small, mirrored teams that can be deployed on non-overlapping days to accomplish tasks required to fulfill its responsibilities to those patients enrolled in ongoing clinical trials. The Company plans to maintain the ongoing work-from-home policy to the end of third quarter 2020, however depending on how the coronavirus pandemic evolves, the Company may extend the policy to year-end 2020 or potentially first half 2021.

The long-term impact of COVID-19 on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential second wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

1.2 Risks and uncertainties

The following key risks and uncertainties for the Company described here below are those, currently known and specific to the Company. If any of these risks materialize, its business, financial condition or results of operations could suffer:

◾	The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

◾	The Company has incurred net losses in each period since its inception and anticipate that it will continue to incur net losses in the future.

◾	The Company’s drug product candidates are new approaches to cancer treatment that present significant challenges.

◾

The Company’s drug product candidates are biologics, which are complex to manufacture, and the Company may encounter difficulties in production, particularly with respect to process development or scaling-out of its manufacturing capabilities. If the Company or any of its third-party manufacturers encounters such difficulties, its ability to provide supply of its drug product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or the Company may be unable to maintain a commercially viable cost structure.

◾	The COVID-19 pandemic may material and adversely affect the Company’s business and financial results.

◾

The future commercial success of the Company’s product candidates will depend on the degree of market acceptance of its products among physicians, patients, healthcare payers and the medical community.

Celyad Oncology SA

◾	The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates.

◾	The Company may encounter substantial delays in its clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

◾

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. The Company’s drug product candidates may demonstrate a similar effect or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

◾

The Company’s trials are ongoing and not complete. Initial success in its ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

◾

The Company is heavily dependent on the regulatory approval of CYAD-01, CYAD-02, CYAD-101 and CYAD-211 in the United States and Europe, and subsequent commercial success of CYAD-01, CYAD-02, CYAD-101 or CYAD-211, both of which may never occur.

◾

Nearly all aspects of the Company’s activities are subject to substantial regulation. No assurance can be given that any of the Company’s product candidates will fulfil regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

◾	The Company could be unsuccessful in obtaining, maintaining or protecting its intellectual property rights for one or more of its drug product candidates.

◾

The Company’s patents and other intellectual property rights portfolio is relatively young and may not adequately protect its research programmes and product candidates, which may impede the Company’s ability to compete effectively.

◾	The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

◾	The Company may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

◾

The Company has not yet finalized its clinical development program for CYAD-01 and CYAD-02 in r/r AML and MDS. CYAD-101 in mCRC and CYAD-211 in r/r MM. The FDA and comparable foreign regulators may not agree with its proposed protocols for these clinical trials, or may withdraw approvals, which could result in delays or cancellation of the programs.

◾	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

◾

The Company relies on third parties to conduct, supervise and monitor its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for or commercialize its drug product candidates and its business could be substantially harmed.

◾	The Company relies and will continue to rely on collaborative partners regarding the development of its research programs and product candidates.

This list is not exhaustive, and the Company recommends that you read the detailed analysis of the risks that the Company faces set out in its 2019 Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports made by the Company.

Celyad Oncology SA

2. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - Six months ended June 30, 2020

2.1 Interim consolidated statement of financial position

(€’000)		June 30,	December 31,
	Notes	2020	2019
NON-CURRENT ASSETS		46 321	47 000
Goodwill and Intangible assets	2.5.8	36 106	36 199
Property, Plant and Equipment		4 231	5 061
Non-current Trade and Other receivables	2.5.9	2 375	2 432
Non-current Grant receivables	2.5.9	3 378	3 051
Other non-current assets	2.5.9	231	257
CURRENT ASSETS		29 439	42 836
Trade and Other Receivables	2.5.9	972	558
Current Grant receivables	2.5.9	841	1 686
Other current assets	2.5.9	934	1 253
Short-term investments	2.5.10	—	0
Cash and cash equivalents	2.5.10	26 692	39 338

TOTAL ASSETS		75 760	89 836

EQUITY	2.3	30 318	45 619
Share Capital	2.5.11	48 513	48 513
Share premium	2.5.11	43 349	43 349
Other reserves	2.5.11	29 477	28 181
Accumulated deficit		(91 021)	(74 424)
NON-CURRENT LIABILITIES		34 644	32 295
Bank loans		—	37
Lease liabilities	2.5.15	2 509	2 967
Recoverable Cash advances (RCA’s)	2.5.12	4 538	4 139
Contingent consideration payable and other financial liabilities	2.5.14	27 199	24 754
Post-employment benefits		398	398
CURRENT LIABILITIES		10 798	11 922
Bank loans		91	192
Lease liabilities	2.5.15	1 104	1 167
Recoverable Cash advances (RCA’s)	2.5.12	613	346
Trade payables	2.5.13	5 782	6 969
Other current liabilities	2.5.13	3 208	3 248

TOTAL EQUITY AND LIABILITIES		75 760	89 836

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Celyad Oncology SA

2.2 Interim consolidated statement of comprehensive income

(€‘000)		For the Six-month period ended June 30,
	Notes	2020	2019
Revenue	2.5.6	5	—
Cost of sales		—	—
Gross profit	2.5.6	5	—
Research and Development expenses		(11 141)	(12 706)
General & Administrative expenses		(4 789)	(4 506)
Other income		2 026	1 311
Other expenses		(2 656)	(49)
Operating Loss	2.5.6	(16 555)	(15 950)
Financial income		112	244
Financial expenses		(154)	(259)
Loss before taxes	2.5.6	(16 597)	(15 965)
Income taxes		(0)	—
Loss for the period	2.5.6	(16 597)	(15 965)
Basic and diluted loss per share (in €)		(1,19)	(1,34)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post-employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss		7	3
Currency translation differences		7	3
Other comprehensive income / (loss) for the period, net of tax		7	3

Total comprehensive loss for the period		(16 590)	(15 962)
Total comprehensive loss for the period attributable to Equity Holders		(16 590)	(15 962)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Celyad Oncology SA

2.3 Interim consolidated statement of changes in equity

(€’000)	Share capital	Share premium	Other reserves	Accumulated deficit	Total Equity
Balance as of 1st January 2019	41 553	206 149	25 667	(217 778)	55 590

Capital increase	—	—	—	—	—
Transaction costs associated with capital increases	—	—	—	—	—
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	1 291	—	1 291

Total transactions with owners, recognized directly in equity	—	—	1 291	—	1 291
Loss for the period	—	—	—	(15 965)	(15 965)
Reduction of share premium by absorption of losses	—	(172 287)	—	172 287	—
Currency Translation differences	—	—	3		3
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	(172 287)	3	156 322	(15 962)

Balance as of June 30, 2019	41 553	33 862	26 960	(61 456)	40 919

Balance as of 1st July 2019	41 553	33 862	26 960	(61 456)	40 919

Capital increase	6 960	11 209	—	—	18 169
Transaction costs associated with capital increases	—	(1 721)	—	—	(1 721)
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	1 484	—	1 484

Total transactions with owners, recognized directly in equity	6 960	9 488	1 484	—	17 932
Loss for the period	—	—	—	(12 667)	(12 667)
Reduction of share premium by absorption of losses	—	—	—	—	—
Currency Translation differences	—	—	(264)	—	(264)
Remeasurements of defined benefit obligation	—	—	—	(301)	(301)

Total comprehensive loss for the period	—	—	(264)	(12 968)	(13 232)

Balance as of December 31, 2019	48 513	43 349	28 181	(74 424)	45 619

Balance as of 1st January 2020	48 513	43 349	28 181	(74 424)	45 619

Capital increase	—	—	—	—	—
Transaction costs associated with capital increases	—	—	—	—	—
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	1 289	—	1 289

Total transactions with owners, recognized directly in equity	—	—	1 289	—	1 289
Loss for the period	—	—	—	(16 597)	(16 597)
Reduction of share premium by absorption of losses	—	—	—	—	—
Currency Translation differences	—	—	7	—	7
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	—	7	(16 597)	(16 590)

Balance as of June 30, 2020	48 513	43 349	29 477	(91 021)	30 318

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Celyad Oncology SA

2.4 Interim consolidated statement of cash flows

(€‘000)		For the Six-month period ended June 30,
	Notes	2020	2019
Cash Flow from operating activities
Loss for the period	2.2	(16 597)	(15 965)
Non-cash adjustments
Intangibles - Amortization and impairment		95	81
Property, plant & equipment - Depreciation		792	802
Change in fair value of contingent consideration payable and other financial liabilities		2 445	(407)
Remeasurement of Recoverable Cash Advances (RCA’s)		106	13
Grant income (RCA’s and others)	2.5.6	(1 638)	(517)
Loss on disposal of property, plant and equipment		—	—
Share-based payment expense		1 289	1 291
Post-employment benefits		—	—
Change in working capital
Trade receivables, other (non-)current receivables		(246)	(216)
Trade payables, other (non-)current liabilities		(878)	(1 145)
Net cash used in operations		(14 633)	(16 063)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment		(72)	(215)
Acquisitions of Intangible assets		(1)	(4)
Disposals of Property, Plant & Equipment		—	—
Proceeds from net investment in lease		124	112
Contingent liability pay-out		—	—
Acquisition of short-term investments		—	—
Proceeds from short-term investments		—	9 197
Net cash from/(used in) investing activities		50	9 090

Cash Flow from financing activities
Proceeds from bank borrowings		—	—
Repayments of bank borrowings		(138)	(142)
Proceeds from leases		—	—
Repayments of leases		(628)	(591)
Proceeds from issuance of shares and exercise of warrants		—	—
Proceeds from RCA’s & other grants	2.5.7	2 695	1 086
Repayment of RCA’s & other grants		—	(256)
Net cash from/(used in) financing activities		1 929	97

Net cash and cash equivalents at beginning of the period		39 338	40 542
Change in Cash and cash equivalents	2.5.7	(12 653)	(6 876)
Effects of exchange rate changes on cash and cash equivalents		7	2

Net cash and cash equivalents at the end of the period		26 692	33 668

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Celyad Oncology SA

2.5 Notes to the unaudited condensed consolidated interim financial statements - Six months ended June 30, 2020

2.5.1 General information

Celyad Oncology is a clinical-stage biopharmaceutical company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. Celyad Oncology SA was funded in 2007 as a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.).

The interim condensed consolidated financial statements have been approved for issuance by the Company’s Board of Directors on August 6, 2020, but have not been audited.

The interim report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (https://celyad.com/investors/regulated-information/).

2.5.2 Basis of preparation and significant accounting policies

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2020 (the “interim period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained below.

2.5.2.1 Basis of preparation of half year report

The interim condensed consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB and in accordance with the IFRS as issued by the IASB and as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2019.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2019 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (http://www.celyad.com/investors/regulated-information).

The COVID-19 pandemic has not had and currently, is not expected to have a material impact on the Group’s business or financial statements.

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€’000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

2.5.2.2 New standards, interpretations and amendments

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2020 which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2020 and/or not yet adopted by the European Union as per June 30, 2020, are expected to have a material effect on the Group’s future financial statements.

Celyad Oncology SA

2.5.2.3	Critical accounting estimates and judgments

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

Refer to the disclosure note 5.4 from the Group’s 2019 year-end financial statements for further details about the main critical accounting estimates and judgements.

2.5.3 Segment reporting

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

-	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform, and.

-	the cardiology segment, regrouping the Cardiopoiesis platform and C-Cathez.

Corporate segment includes costs for general and administration functions not allocated to the other business segments.

Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As of June 30, 2020, the main Group’s non-current assets are located in Belgium.

Since mid of 2016, the Group is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2020, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the Six-month period ended June 30, 2019
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(94)	(12 612)	—	(12 706)
General & Administrative expenses	—	—	(4 506)	(4 506)
Net Other income/(loss)	134	927	201	1 262
Operating Profit/(Loss)	40	(11 685)	(4 305)	(15 950)
Net financial income/(loss)	93	(93)	(15)	(15)
Profit/(Loss) before taxes	133	(11 778)	(4 320)	(15 965)
Income Taxes	—	—	—	—
Profit/(Loss) for the year 2019	133	(11 778)	(4 320)	(15 965)

	For the Six-month period ended June 30, 2020
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	5	—	—	5
Revenue recognized over time	—	—	—	—
Total Revenue	5	—	—	5
Cost of Sales	—	—	—	—
Gross Profit	5	—	—	5
Research & Development expenses	(72)	(11 069)	—	(11 141)
General & Administrative expenses	—	—	(4 789)	(4 789)
Net Other income/(loss)	10	(840)	200	(630)
Operating Profit/(Loss)	(57)	(11 908)	(4 589)	(16 555)
Net financial income/(loss)	—	(87)	45	(42)
Profit/(Loss) before taxes	(57)	(11 995)	(4 545)	(16 597)
Income Taxes	—	—	(0)	(0)
Profit/(Loss) for the year 2020	(57)	(11 995)	(4 545)	(16 597)

Celyad Oncology SA

2.5.4 Off-Balance Sheet Commitments

As of the date of this report, the Group has no off-balance sheet commitments to be reported other than those described in the disclosure note 5.33 from its 2019 year-end financial statements.

2.5.5 Capital Expenditures

In accordance with IAS 38, the Group does not capitalize its research and development expenses until the Group receives marketing authorization for the applicable product candidate. Research and development expenditures incurred during the interim period were accounted for as operating expenses.

2.5.6 Results of operations

Revenue

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Out-licensing revenue	—	—
Other revenue	5	—

Total Revenue	5	—

The Group did not enter into license agreements for the Six-month period ended June 30, 2020.

The Group does not expect to generate material revenue unless and until the Group receives regulatory approval for one of its drug product candidates.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group’s consolidated financial statements.

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Employee expenses	4 528	4 179
Travel & Living	107	198
Clinical study costs	2 720	2 786
Preclinical study costs	866	1 729
Process development and scale-up	803	1 504
Consulting fees	191	574
IP filing and maintenance fees	141	135
Share-based payments	398	515
Depreciation	727	719
Rent and utilities	415	366
Others	245	2

Total R&D expenses	11 141	12 706

Research and development expenses totaled €11.1 million for the six-month period ended June 30, 2020, which represents a decrease of 12% compared to the first semester of 2019. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology assets including both its autologous candidates CYAD-01 and CYAD-02 as well as its allogenic franchise including CYAD-101, CYAD-211 and preclinical programs CYAD-103 and the CYAD-200 series of next-genereation CAR T candidates. The decrease in the Group’s R&D expenses is primarily driven by a decrease in preclinical activities, including process development and scale up, associated with the its r/r AML and MDS product candidates and the transition from preclinical to clinical development for these programs.

Celyad Oncology SA

General and administrative expenses

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Employee expenses	1 733	1 951
Consulting fees	1 025	865
Share-based payments	892	776
Communication & Marketing	289	339
Rent	40	18
Insurances	476	213
Travel & living	77	166
Depreciation	168	177
Others	89	1

Total General and administrative expenses	4 789	4 506

General and administrative expenses increased by €0.3 million over the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019. The difference was primarily driven by higher insurance costs. The decrease on employees expenses is compensated by the increase of the expenses associated with the share-based payments (non-cash expenses) that are related to the share option plan offered to the Group’s employees, managers and directors and higher consulting fees.

Other income and Other expenses

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Remeasurement of contingent consideration	2 445	—
Clinical Development milestone payment	105	—
Remeasurement of RCA’s	105	13
Fair value adjustment on securities	—	—
Others	0	36

Total Other Expenses	2 656	49

Grant income (RCA’s)	615	517
Grant income (Other)	1 023	—
Remeasurement of RCA’s	—	—
Fair value adjustment on securities	—	182
Remeasurement of contingent consideration	—	407
R&D tax credit	371	205
Others	16	—

Total Other Income	2 026	1 311

Other income

Other income is mainly related to regional government recoverable cash advances (RCA’s) and other grants received in 2020:

-

Grant income (RCA’s): as of June 30, 2020, the Walloon Region proceeded with a further €1.4 million settlement in the form of recoverable cash advances (RCAs) for contracts, numbered 8087, 8088 and 1910028. According to IFRS standards, the Company has recognized grant income for the period amounting to €0.6 million and a liability component of €0.8 million is accounted for as a financial liability (see disclosure note 2.5.12).

-

Grant income (Others): additional grant income has been recognized in 2020 on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.2 million) and from the regional government (contract numbered 8066 for €0.8 million), not referring to RCAs and not subject to reimbursement.

With respect to R&D tax credit, the current year income is predicated on a R&D tax credit recorded (€0.4 million).

Celyad Oncology SA

Other expenses

Other expenses increase compared to prior year refers to the following drivers:

◾

The fair value adjustment related to the contingent consideration and other financial liabilities incurs a €2.4 million expense at June 30, 2020 compared to a €0.4 million in income for the comparative period. The difference was mainly driven by discount rate (WACC) update and time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast), both partly compensated by USD foreign exchange rate update as of June 30, 2020;

◾	Clinical development milestone was paid for an amount of €0.1 million related to the first patient injection in the CYAD-02 program for r/r AMS and MDS in January 2020; and

◾

Remeasurement expense of RCA’s is not significant for the current period, given the fact that the Group’s management has maintained in line with prior period the timeline to commercialization and sales forecast for its CAR-T product candidates based on the respective clinical development stage of these product candidates as of June 30, 2020.

Operating loss

As a result of the foregoing, the Group’s operating loss, totaled €16.6 million at June 30, 2020, an increase of €0.6 million as compared to the six-month period ended June 30, 2019.

Financial income and financial expenses

The financial income decrease of €0.2 million is primarly driven by interest income on short term deposits through the Group decision to reduce the amounts invested in short-term deposits over 2019 given the level of market interest rates of corporate deposits of short-term maturities.

Financial expense refers mainly to interest expense on lease agreements for an amount of €0.1 million at June 30, 2020.

Loss for the period

As a result, the Group’s loss for the six-month period ended June 30, 2020 was €16.6 million, an increase of €0.6 million as compared to €16.0 million at June 30, 2019.

Loss per share

The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Loss for the period attributable to Equity Holders	(16 597)	(15 965)
Weighted average number of shares outstanding	13 942 344	11 942 344

Earnings per share (non-fully diluted) in €	(1,19)	(1,34)

Outstanding warrants	1 594 156	1 292 380

2.5.7 Liquidity and capital resources

The Group’s liquidity requirements primarily relate to the funding of research & development, general & administrative expenses and working capital requirements. The Group monitors its risk exposure to a shortage of funds using a monthly liquidity planning tool. Its objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

Through June 30, 2020, the Group funded its operations through several private and public investments totaling, since inception, approximately €297 million (respectively, approximately €67 million and €230 million). The Group also received non-dilutive funding from local and European governmental bodies.

Celyad Oncology SA

Recoverable Cash Advances (RCA’s), recorded as financial liabilities for an amount of €5.2 million at June 30, 2020, correspond to the risk-adjusted present value of expected future repayments of amounts granted by the Walloon Region, to support specific development programs related to C-Cathez,CYAD-01, CYAD-02 and CYAD-03/103. As of June 30, 2020, there are four RCA contracts pending totaling €11.6 million, out of which €6.1 million has been effectively paid out to Celyad Oncology by the Walloon Region.

Additional grants have been received from the Federal Belgian Institute for Health Insurance Inami (€0.4 million fully cash settled in 2019) and from the regional government (contract numbered 8066 for €2.4 million, out of which €1.9 million has been effectively paid out as of June 30, 2020). Those grants are not subject to future reimbursement (as it is the case for the RCA’s described above).

The Group is also exposed to contingent liabilities as a result of the license agreement executed with Celdara Medical, LLC. The risk adjusted present value of expected cash outflows (mainly towards Celdara) is recorded as a financial liability for an amount of €27.2 million at June 30, 2020.

The following table sets forth the Group’s condensed interim consolidated cash flows information for the six-month periods ended June 30, 2020 and 2019:

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Net cash used in operations	(14 633)	(16 063)
Net cash (used in)/from investing activities	50	9 090
Net cash (used in)/from financing activities	1 929	97
Effects of exchange rate changes	7	2

Change in Cash and cash equivalents	(12 646)	(6 874)

Change in Short-term investments	—	(9 197)

Net cash burned over the period	(12 646)	(16 071)

The cash outflow resulting from operating activities amounted to €14.6 million for the six months ended June 30, as compared to €16.1 million for the six months ended June 30, 2019. The €1.4 million decrease was primarily driven by lower preclinical and process development expenses and decreased clinical costs associated with the autologous r/r AML and MDS franchise.

Cash flow from investing activities represented a net cash inflow of €0.1 million for the six months ended June 30, 2020, decrease of €9.0 million in comparison with prior year’s period, which largely driven by proceeds from short-term investments.

Cash flow from financing activities in the first half of 2020 represented a net cash inflow of €1.9 million compared to a cash flow of €0.1 million for prior year’s period. The increase of €1.8 million is mainly related to higher proceeds received from Walloon Region for €2.7 million (€1.4 million related to RCA’s and €1.3 million related to other grants) compared to proceeds for €1.1 million during the same period 2019.

2.5.8 Goodwill and Intangible assets

	As of June 30,	As of December 31,
(€‘000)	2020	2019
OnCyte IPRD	33 676	33 676
C-Cath development costs	573	607
Goodwill	883	883
Patents & Licenses	911	964
Other intangible assets	62	69

Total Goodwill and Intangible assets	36 106	36 199

The variance on the total intangible assets as of June 30, 2020 resulted primarily from the regular amortization of C-Cathez development costs and the Group’s Patents & Licenses. Goodwill and OnCyte IPRD are not amortized, but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment test has been performed by the Group’s management, using similar assumptions as the ones used for the contingent consideration liability reassessment (under note 2.5.14.2), leading to the conclusion that no impairment was identified as of June 30, 2020.

Celyad Oncology SA

2.5.9 Trade and Other receivables

	As of June 30,	As of December 31,
(€‘000)	2020	2019
R&D Tax credit receivable	3 378	3 051

Total Non-current Grant receivables	3 378	3 051

Deposits	231	257

Total Other non-current assets	231	257

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Non-current trade receivables Mesoblast licence agreement	2 032	1 955
Net investment in Lease	343	477

Total Non-current Trade and Other receivables	2 375	2 432

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Trade receivables	451	156
Advance deposits	260	149
Net Investment in Lease	261	253
Other receivables	—	—

Total Trade and Other receivables	972	558

Current Grant receivables (RCAs)	272	693
Current Grant receivables (Others)	569	993

Total Current Grant receivables	841	1 686

Prepaid expenses	364	646
VAT receivable	430	356
Income and other tax receivables	140	251

Total Other current assets	934	1 253

Total Trade receivables, advances and other current assets	2 747	3 497

The trade and other receivables increased by €0.4 million, mainly explained by a trade receivable on the sales of equipment under a sale and leaseback agreement.

The decrease on current grant receivables for €0.8 million is primarily driven by cash proceeds received from the Walloon Region during the first half of 2020.

The decrease on other current assets as of June 30, 2020 compared to first half of 2019 for €0.3 million is primarily driven by the decrease on prepaid expenses on insurances.

2.5.10 Short-term investments and Cash and Cash equivalents

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Short-term investments	—	—
Cash and cash equivalents	26 692	39 338

Total Short-term investments and Cash and Cash equivalents	26 692	39 338

The Group’s treasury position1 amounted to €26.7 million at June 30, 2020. Which accounts for a decrease of €12.6 million as compared to year-end 2019, as a result of cash used in the Group’s operations during the period. See disclosure note 2.5.7.

Given the level of market interest rates for corporate deposits of short-term maturities, the Group has reduced the amounts invested in short-term deposits over the years 2019.

[1]

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

Celyad Oncology SA

2.5.11 Capital and share premium

\	As of June 30,	As of December 31,
(€‘000)	2020	2019
Capital	48 513	48 513
Share premium	43 349	43 349

# Outstanding shares	13 942 344	13 942 344

As of June 30, 2020, share capital amounted to €48.5 million represented by 13,942,344 ordinary shares with no nominal value, in line with prior year-end. This balance does not include the outstanding warrants issued by the Group and granted to certain directors, employees and non-employees of the Group.

There were no capital increases over the course of the first half of 2020. As of June 30, 2020, all shares issued have been fully paid.

2.5.12 Recoverable Cash Advances

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Non-current portion	4 538	4 139
Current portion	613	346

Total Recoverable Cash Advances	5 151	4 484

The €0.7 million net increase in the Recoverable Cash Advances (RCA) total balance mainly refers to €0.8 million liability component of the cash settlement (€1.4 million) made by the Walloon Region in first half 2020—See disclosure note 2.5.6. Underlying R&D is ongoing and no exploitation decisions are expected before mid-2021 with the exception of the convention 7685 (THINK) for which an exploitation decision has been taken in the second quarter of 2020.

2.5.13	Trade payables and other current liabilities

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Total trade payables	5 782	6 969

Other current liabilities
Social security	165	482
Payroll accruals and taxes	1 480	1 750
Other current liabilities	1 563	1 016

Total other current liabilities	3 208	3 248

Total Trade payables and other current liabilities	8 989	10 217

Trade payables

The decrease in trade payables for €1.2 million mainly relates to decrease in payables related to process development and clinical operations expenses.

Other current liabilities

As of June 30, 2020, the decrease on social security, payroll accruals and taxes by €0.6 million compared to December 31, 2019 related to timing differences on these accruals.

Other current liabilities increase of €0.5 million is mainly explained by the establishment of an accrual to cover for a €1.0 million reimbursement of R&D tax credit related to an asessment resulting from an audit of fiscal years 2013 and 2014. While management plans to appeal the assessment, currently management has determined that it is probable that reimbursement will be required. This accrual is mainly offset by the recognition of deferred revenue related to the Federal Belgian Institute for Health Insurance Inami (€0.2 million).

Celyad Oncology SA

2.5.14	Financial instruments fair value disclosures

2.5.14.1 Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not reported at fair value in the interim financial statements were as follows for the current and comparative periods:

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 375	2 432
Other non-current assets	231	257
Trade receivables and other current assets	972	558
Short-term investments	—	—
Cash and cash equivalents	26 692	39 338

Total	30 272	42 586

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	91	229
RCA’s liability	5 151	4 484
Trade payables	5 782	6 969

Total	11 024	11 682

2.5.14.2 Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	Level I	Level II	Level III	Total
Assets
Investment in equity securities	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration and other financial liabilities	—	—	27 199	27 199

Total Liabilities	—	—	27 199	27 199

The change in the balance is detailed as follows:

	As of June 30,	As of December 31,
(€‘000)	2020	2019
Opening balance Contingent consideration at 1 January	19 853	20 282
Milestone payment	—	—
Fair value adjustment	1 966	(430)
Currency Translation Adjustment	—	—
Closing balance Contingent consideration at June 30	21 819	19 853

Opening balance Other financial liabilities at 1 January	4 901	4 905
Fair value adjustment	479	(4)
Closing balance Other financial liabilities at June 30	5 380	4 901

Total - Contingent consideration and Other financial liabilities	27 199	24 754

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immune-oncology platform and corresponds to the fair value of the risk-adjusted future payments due to Celdara Medical, LLC and Dartmouth College. Its net increase at balance sheet date is mainly due to the update in WACC used for fair value measurement purposes at interim reporting date and time accretion (which reflects reflects the development of the Group’s product candidates using CAR-T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the

Celyad Oncology SA

update of its underlying business plans and revenue forecast). As stated in note 2.5.6, the fair-value adjustment is booked under the line “other expenses”.

The contingent consideration liability captures the commitments further disclosed under note 5.33 from the Group’s 2019 year-end financial statements.

Key assumptions driving the fair value are: i) 14.1% discount rate (WACC) as of June 30, 2020, compared to 14.6% as of December 31, 2019, ii) -25% sales long-term negative growth rate in the terminal value and iii) the probabilities of success (PoS) for the Group’s product candidates to get commercialized, which were, at June 30, 2020 and similar to year-end 2019:

PoS	Phase I	Phase I to II	Phase II to III	Phase III to BLA	BLA to Approval	Cumulative PoS
AML CRC	100%	63%	26%	45%	83%	6,3%

Sensitivity analysis:

A variance in key assumptions gives rise to a proportionate impact in the contingent liability fair value computation, as detailed in the Group’s year-end financial statements under note 5.19.2 (leveraged impact for the WACC driver, amortized impact for the sales long-term growth driver, linear impact for the PoS driver).

2.5.15 Leases

Amounts recognized in the consolidated statements of financial position

“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

	As of June 30, 2020	As of December 31, 2019
(€‘000)
Property, plant and equipment owned (excluding right-of-use assets)	1 306	1 713
Right-of-use assets	2 925	3 348

Total Tangible assets	4 231	5 061

The statement of financial position shows the following amounts related to the leases for which the Group is a lessee:

	As of June 30,
	2020
(€‘000)	Property	Vehicles	Equipments	Group total
Opening balance at January 1, 2020	2 411	273	664	3 348

Additions for the period	—	71	37	108
Disposals for the period	—	(3)	—	(3)
Depreciation charge for the period	(202)	(56)	(270)	(528)

Closing balance at June 30, 2020	2 209	285	431	2 925

Amounts recognized in the consolidated statements of comprehensive loss

The consolidated statements of comprehensive loss show the following amounts related to the leases:

	For the Six-month period ended June 30,
(€‘000)	2020	2019
Depreciation charge of right-of-use assets
Property	202	200
Vehicles	56	36
Equipments	270	286
Interest on lease liabilities (including in Financial expenses)[1]	131	150
Interest on sublease receivable (including in Financial income)	(26)	(33)
Variable lease payments not included in the measurement of lease liabilities	—	—
Expenses relating to short-term leases and leases of low-value assets	98	85

Total expenses related to leases	731	724

[1]	Interests on leases are presented as operating cash flow.

Celyad Oncology SA

Total cash outflows for leases

(€’000)	For the Six-month period ended June 30,
	2020	2019
Total cash outflow for leases (including short-term leases and leases of low-value assets)	857	826

2.5.16	Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Committee of the Group, were recorded as General & Administrative expenses in the period referenced.

(€‘000)	For the Six-month period ended June 30,
	2020	2019
Independent director’s fees	205	169
Share-based payments	192	149

Total compensation to the Board of Directors	397	318

Executive Management fees	771	1 135
Short-term employee benefits	753	581
Share-based payments	583	445

Total compensation to the Executive Committee	2 107	2 161

2.5.17	Subsequent events

On July 14, 2020, the Company announced that the FDA accepted the IND application for CYAD-211 and permitted it to go into effect for the treatment of r/r MM.

In July 2020, the Company was awarded €3.3 million in non-dilutive funding in the form of recoverable cash advances by the Walloon Region associated with Company’s lead allogenic CAR T candidate CYAD-101. The regional funding will help support the development of CYAD-101 for the treatment of mCRC, including the launch of the expansion segment of the ongoing alloSHRINK trial. The funding for technological innovation received on behalf of the Walloon Region was approved by Mr. Willy Borsus, Vice President of Wallonia, Minister of Economy, Foreign Trade, Research and Innovation, Digital, Agriculture and Territorial Development. Under the applicable conditions, the recoverable cash advance is reimbursable over the economic life of the projects. Thirty percent of the cash advance is refundable based on a fixed reimbursement schedule of 20 years, while the balance is refunded in the form of royalties, payable over the same period.

There is no other subsequent event that occurred between six-month period end as of June 30, 2020 and the date when these interim financial statements have been authorized by the Board for issuance.

Celyad Oncology SA

3.	RESPONSIBILITY STATEMENT

We hereby certify that :

•

to the best of our knowledge, the condensed consolidated financial statements as of June 30, 2020, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union , and the legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position, comprehensive loss, changes in equity and cash flows of the Company and the undertakings included in the consolidation taken as a whole; and that

•

the interim management report includes a fair review of the development and the performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

August 6, 2020 on behalf of the Board of Directors,

Michel Lussier Chairman	Filippo Petti CEO

Celyad Oncology SA

Financial Calendar & Celyad Oncology contact details

Financial Calendar

◾ Third quarter 2020 business update	November 10, 2020

◾ Full-year results 2020	March 24, 2021

◾ Annual shareholders meeting	May 5, 2021

Celyad Oncology contact details

Filippo Petti

Chief Executive Officer

Email : investors@celyad.com

Celyad Oncology SA

Axis Business Park

Rue Edouard Belin 2

1435 Mont-Saint-Guibert

Belgium

Tel : +32 10 39 41 00

RPM Nivelles – BE0891 118 115

Email : info@celyad.com

Website : www.celyad.com

Celyad Oncology SA